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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER


                               SURFORAMA.COM, INC.
                         -------------------------------
                           (Exact name of registrant as
                       specified in its corporate charter)


                                    000-33165
                               ------------------
                               Commission File No.



     NEVADA                             98-0233878
     ------------                       ----------
     (State of Incorporation)           (IRS Employer
                                        Identification  No.)



                               867 WEST 8TH AVENUE
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6E 1E5
        ----------------------------------------------------------------
                    (Address of principal executive offices)


                                 (604) 727-8402
                              ---------------------
                           (Issuer's telephone number)


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                               SURFORAMA.COM, INC.

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


GENERAL

This Information Statement is being delivered on or about May 5, 2003 to the holders of shares of common stock, par value $.001 per share (the "Common Stock") of Surforama.com, Inc., a Nevada corporation (the "Company"). On August 14, 2002, Mr. Parker entered into an agreement to purchase the shares held by two of our officers and directors, Mr. Edward Yau and Mr. Mike Hanson, contingent on the parties due diligence and several other conditions prior to the sale. On April 25, 2003, these conditions were satisfied and the sale was consummated. Mr. Parker has purchased 11,820,000 shares of common stock from Mr. Yau and Mr. Hanson. Mr. Parker now owns 59.6% of our common stock issued and outstanding as of April 25, 2003. As a condition to the closing under the Purchase Agreement, the Company's current Board of Directors (the "Current Board") will appoint David Parker as President and as a member of the Company's Board of Directors, and then tender their respective resignations from the Board to be effective ten days after the delivery of this Information Statement. Following the effective date of the resignation of the members of the Current Board, David Parker will become the sole director of the Company.

David Parker will not take office as a director until at least ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING  SECURITIES  AND  PRINCIPAL  SHAREHOLDERS

1.     VOTING  SECURITIES  OF  THE  COMPANY

On August 14, 2002, there were 19,828,899 shares of the Company's common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

2.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our shares of common stock at April 25, 2003 by: (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each of our directors; (iii) each of our executive officers; and
(iv)  all directors and executive officers as a group.  Each person

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named  in  the  table,  has sole voting and investment power with respect to all shares  shown  as  beneficially  owned  by  such  person.

                    Name and Address        Amount and Nature      Percent
Title  of  Class    of Beneficial Owner     of Beneficial Owner    of Class
--------------------------------------------------------------------------------
Common  Stock       David  Parker           11,820,100             59.6%
                    333  Throckmorton  St.  #1107
                    Ft.  Worth,  Texas  76102

Common  Stock       Edward  Yau             NIL                    NIL
                    12191  McNeely  Drive
                    Richmond,  British  Columbia
                    V6V  2S1

Common  Stock       Mike  Hanson            NIL                    NIL
                    867  West  8th  Avenue
                    Vancouver,  British  Columbia
                    V6M  2A8

Common  Stock       Gregory  S.  Yanke      100                   <0.01%
                    200  -  675  West  Hastings  Street
                    Vancouver,  British  Columbia
                    V6B  1N2

Common  Stock       All executive           11,820,100             59.6%
                    officers and
                    directors  as  a  group
--------------------------------------------------------------------------------

The percent of class is based on 19,828,899 shares of common stock issued and outstanding as of April 25, 2003.

3.     CHANGES  IN  CONTROL

On August 14, 2002, David Parker entered into the Stock Purchase Agreement with Mike Hanson and Edward Yau, pursuant to which Mr. Parker would acquire
11,820,000 shares (approximately 59.6% of the outstanding shares of Common Stock) for an aggregate purchase price of $118,200. The consideration for the acquisition was paid from the personal funds of the Mr. Parker. The purchase of the shares of Common Stock was consummated on April 25, 2003 in a private transaction and thus David Parker may be considered to "control" the Company. As a condition to the closing under the Purchase Agreement, the Current Board will appoint David Parker as President and to the Company's Board of Directors, and then the Current Board and all officers will resign. The appointment of David Parker to the Board and the resignation of the Current Board would be effective on the tenth (10th) day following the mailing of this Information
Statement,  estimated  to  be  on  or  about  May  15,  2003.

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4.     DIRECTORS  AND  EXECUTIVE  OFFICERS

The Company anticipates that on or about May 15, 2003, Edward Yau, Mike Hanson and Greg Yanke will each tender a letter of resignation to the Board to resign as directors of Surforama.com as agreed upon in the Stock Purchase Agreement. David Parker will be appointed as the sole director of the Company upon these resignations.

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

CURRENT  EXECUTIVE  OFFICERS  AND  DIRECTORS:

Name                    Age         Position  with  Registrant


David  Parker           47          President

Edward  Yau             31          Chief  Executive
                                    Officer  and  Director

Mike  Hanson            41          Vice-President,  Chief  Operating
                                    Officer  and  Director

Gregory  S.  Yanke      32          Secretary,  Treasurer  and
                                    Director

PROPOSED  DIRECTOR:

Name                    Age         Proposed  Position  with  Registrant

David  Parker           47          Chief  Executive  Officer
                                    and  Director

Set forth below is a brief description of the background and business experience of each of our existing and proposed executive officers and directors for the past five years.

MR. EDWARD YAU is our President, Chief Executive Officer and Director. Mr. Yau graduated from the University of British Columbia in 1996 with a Bachelor of Medical Laboratory Sciences degree. Prior to founding Surforama.com Portal Services Inc., our wholly owned subsidiary, Mr. Yau founded and acted as President of Crys Tel Telecommunications, Inc. from 1997 to 1999, a private company specializing in the North American and European marketing and deployment of IP telephony products and services which allow users to make long distance telephone calls using the internet. He has also acted as President of Global NetVision Inc. from 1996 to 1997, an international marketing company based in Canada. Mr. Yau spends 100% of his time on our business.


MR. MIKE HANSON is our Vice-President, Chief Operating Officer and Director. Prior to co-founding Surforama.com Portal Services Inc. with Mr. Yau, Mr. Hanson acted as Chief


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Operating  Officer of Cry-Tel Telecommunications, Inc. from 1998 to 1999, a long distance telephone company specializing in the North American and European marketing and deployment of IP telephony products and services which allow users to make long distance telephone calls using the internet. He also acted as Vice-President of Marketing for Canada Telecom Network Inc., one of the largest long distance resellers in Canada, from 1996 to 1998. Prior to that, Mr. Hanson was employed for eight years as Vice-President of Operations with Prestige Advertising Services Ltd., a private promotional advertising company from 1987 to 1994. Mr. Hanson spends 100% of his time on our business.

MR. GREGORY S. YANKE is Secretary, Treasurer and a Director. Mr. Yanke has been a self-employed securities lawyer and principal of Gregory S. Yanke Law Corporation since February 2000. From May 1996 to February 2000, he was employed as an associate lawyer with Beruschi & Company, Barristers and Solicitors, a Vancouver, Canada based law firm that practices securities and corporate law. Mr. Yanke is a graduate of the University of British Columbia, receiving Bachelor degrees in Political Science (1991) and Law (1994). He is a member in good standing with the Law Society of British Columbia. Mr. Yanke currently acts as a director of Surforama.com, Inc., a United States reporting company. He is also corporate secretary of LMX Resources Ltd., Randsburg International Gold Corp., Alberta Star Mining Corp., and Candorado Operating Company Ltd., all of which are British Columbia and Alberta reporting companies.

DAVID B. PARKER. Mr. Parker has served as President of Surforama.com, Inc. since April 2003. Mr. Parker founded eRXSYS, formerly RxSystems, Inc., in March 2002 and operates as the Chairman and Chief Executive Officer. From December 2001 to June 2002, Mr. Parker served as a business consultant to RTIN Holdings, Inc., the parent company of Safe Med Systems, Inc. and SafeScript Pharmacy, Inc. Mr. Parker has more than 20 years of experience in the financial, merchant banking, and financial public relations industries. Mr. Parker subsequently served as Vice-President-Retail Sales for Prudential Securities from November 1989 to December 1991. Mr. Parker launched and operated his own independent consulting practice from January 1991 until December 2001. From August 1983 to February 1988, Mr. Parker was employed at Merrill Lynch Pierce Fenner & Smith, where he rose to the position of executive Vice President. Mr. Parker graduated from Texas Christian University in 1981.

Term  of  Office

The Directors are appointed for a one-year term to hold office until the next annual general meeting of shareholders or until removed from office in accordance with our bylaws. The officers are appointed by the board of directors and hold office until removed by the board.

5.     LEGAL  PROCEEDINGS  INVOLVING  DIRECTORS  AND  EXECUTIVE  OFFICERS

The Company is not aware of any legal proceedings in which Mr. Parker, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of Mr. Parker, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.


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6.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

Except as disclosed herein, none of the Company's directors or officers, nor any proposed director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all of the Company's outstanding shares, nor any promoter, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

The Company has an agreement with Greg Yanke, its secretary, whereby his law firm, of which he is principal, provides legal services to the Company from time to time at an hourly rate.

David Parker founded eRXSYS, formerly RxSystems, Inc., in March 2002 and operates as the Chairman and Chief Executive Officer. eRXSYS presently owns a license granted by RTIN Holdings, Inc. After the new Board of Directors has taken office, the Board will evaluate the prospect of acquiring the RTIN Holdings, Inc. license.

The Company's management and proposed management are involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company's business and their other business interests. In the event that a conflict of interest arises at a meeting of our directors, a director who has such a conflict is required to disclose his interest in the proposed transaction and abstain from voting for or against the approval of such transaction.

7.     COMPLIANCE  WITH  SECTION  16(A)  OF  THE SECURITIES EXCHANGE ACT OF 1934

The following persons have failed to file, on a timely basis, the identified reports required by section 16(a) of the Exchange Act during the most recent fiscal year.

                                Number     Transactions   Known Failures
                                Of late    Not  Timely    To  File  a
Name and principal position     Reports    Reported       Required  Form
Edward  Yau,
President,  Director,
Chief Executive Officer         0          0              0

Mike  Hanson,
Director,  Vice  President,     0          0              0
Chief  Operating  Officer

Greg  Yanke,  Director,         0          0              0
Secretary,  Treasurer



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8.     EXECUTIVE  COMPENSATION

The table below summarizes all compensation awarded to, earned by, or paid to the Company's executive officers by any person for all services rendered in all capacities to the Company for the three most recent fiscal years.


                 Annual Compensation               Long Term Compensation
                 -------------------               ----------------------

                                          Other                            All
                                          Annual                           Other
                                          Com-                             Com-
                                          pen-   Restricted                pen-
                                          sa-    Stock  Options/   LTIP    sa-
Name     Title      Year   Salary   Bonus tion   Awarded SARs(#) payouts($)tion
----     -----      ----   -------- ----- ------ ------- ------- --------- ----
Edward   President, 2002    $2,400    0     0        0     0       0        0
Yau      CEO,       2001   $17,420    0     0        0     0       0        0
         Director   2000   $31,900    0     0        0     0       0        0
                    1999        $0    0     0        0     0       0        0

Michael  Vice-      2002        $0    0     0        0     0       0        0
Hanson   President, 2001   $18,714    0     0        0     0       0        0
         COO, CFO   2000   $31,899    0     0        0     0       0        0
         Director   1999        $0    0     0        0     0       0        0

Gregory  Secretary  2002        $0    0     0        0     0       0        0
Yanke    and        2001        $0    0     0        0     0       0        0
         Director   2000        $0    0     0        0     0       0        0
                    1999        $0    0   $1,776     0     0       0        0
                                            Cdn


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INCENTIVE  STOCK  OPTIONS

There  have  been  no  stock  options  issued  to  any  officers  or  directors.


Dated:  May  1,  2003     By  Order  of  the  Board  of  Directors


                          Surforama.com,  Inc.

                           /s/ David  Parker
                          __________________________________
                          David  Parker
                          President


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